Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Amendment No. 3 to the Registration Statement (No. 333-272476) of Pixie Dust Technologies, Inc. on Form F-1 of our report dated March 7, 2023 (except for the going concern matter described in Note 2 and the effects of the stock split and reduction of authorized shares described in Note 2, 12, and 18 as to which the date is May 3, 2023), which includes an explanatory paragraph relating to substantial doubt about the Company’s ability to continue as a going concern, appearing in the Prospectus, with respect to our audits of the financial statements of Pixie Dust Technologies, Inc. as of and for the years ended April 30, 2022 and 2021, which is part of this Registration Statement. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Baker Tilly US, LLP

Irvine, California
July 24, 2023